Statements

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2013	December 31, 2012

Assets
Current assets
Cash		$12,553	$5,200
Accounts receivable		156,375	150,372
Deferred financial assets	14	32,195	54,165
Other current		15,440	15,068

		$216,563	$224,805

Exploration and evaluation assets	4	$800,302	$773,820
Property, plant and equipment	5	4,333,350	4,242,447
Goodwill		154,482	151,390
Deferred financial assets	14	11,059	8,013
Other assets	7	11,575	11,687

Total Assets		$5,527,331	$5,412,162

Liabilities
Current liabilities
Accounts payable		$283,019	$274,387
Dividends payable		17,952	17,882
Current portion of long-term debt	8	46,514	45,566
Deferred financial credits	14	33,671	18,522

		$381,156	$356,357

Long-term debt	8	$1,091,801	$1,023,999
Deferred financial credits	14	17,108	17,127
Deferred tax liability		378,400	365,473
Decommissioning liability	9	614,140	599,652

		$2,101,449	$2,006,251

Total Liabilities		$2,482,605	$2,362,608

Equity
Shareholders' capital	13	$3,828,172	$3,818,043
Contributed surplus	13	38,613	36,088
Accumulated deficit		(795,784)	(736,761)
Accumulated other comprehensive income/(loss)		(26,275)	(67,816)

		$3,044,726	$3,049,554

Total Liabilities & Equity		$5,527,331	$5,412,162

See accompanying notes to the Condensed Consolidated Financial Statements

20      ENERPLUS      2013 Q1 REPORT

Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)

Three months ended March 31 (CDN$ thousands) unaudited	Note	2013	2012

Revenues
Oil and gas sales		$373,425	$345,151
Royalties		(74,668)	(66,726)
Commodity derivative instruments (loss)	14	(27,055)	(27,654)

		$271,702	$250,771

Expenses
Operating		$81,348	$72,063
General and administrative		24,679	20,720
Equity based compensation	13	6,530	4,575
Transportation		7,197	6,152
Depletion, depreciation and amortization	5	126,878	118,518
Impairments	6	–	86,906
Foreign exchange loss/(gain)	11	4,352	(5,320)
Finance	10	18,376	15,798
Asset disposition (gain)	7	(217)	(24,100)
Other expense/(income)		342	(342)

		$269,485	$294,970

Income/(loss) before taxes		$2,217	$(44,199)
Current tax expense/(recovery)	12	1,307	703
Deferred tax expense/(recovery)	12	6,148	(11,081)

Net Income/(loss)		$(5,238)	$(33,821)

Other Comprehensive Income
Change due to marketable securities (net of tax)	7
Unrealized gains/(losses)		$1,547	$(4,176)
Realized gains reclassified to net income/(loss)		(190)	–
Change in cumulative translation adjustment		40,184	(28,984)

Other Comprehensive Income/(loss), net of tax		$41,541	$(33,160)

Total Comprehensive Income/(loss)		$36,303	$(66,981)

Net income/(loss) per share
Basic		$(0.03)	$(0.18)
Diluted		$(0.03)	$(0.18)

Weighted average number of shares outstanding (thousands)	13
Basic		199,031	189,844
Diluted		199,031	189,844

See accompanying notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited	2013	2012

Shareholders' Capital
Balance, beginning of year	$3,818,043	$3,442,364
Public offering	–	330,618
Stock Option Plan – cash	21	747
Stock Option Plan – non cash	2	644
Dividend Reinvestment Plan	–	12,533
Stock Dividend Program	10,106	–

Balance, end of period	$3,828,172	$3,786,906

Contributed Surplus
Balance, beginning of year	$36,088	$26,910
Stock Option Plan – exercised	(2)	(644)
Stock Option Plan – expensed	2,527	2,992

Balance, end of period	$38,613	$29,258

Accumulated Deficit
Balance, beginning of year	$(736,761)	$(279,467)
Net income/(loss)	(5,238)	(33,821)
Dividends to shareholders	(53,785)	(105,995)

Balance, end of period	$(795,784)	$(419,283)

Accumulated other comprehensive income
Balance, beginning of year	$(67,816)	$87,172
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	1,547	(4,176)
Realized gains reclassified to net income	(190)	–
Change in cumulative translation adjustment	40,184	(28,984)

Balance, end of period	$(26,275)	$54,012

Total Equity	$3,044,726	$3,450,893

See accompanying notes to the Condensed Consolidated Financial Statements

22      ENERPLUS      2013 Q1 REPORT

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	2013	2012

Operating Activities
Net income/(loss)	$(5,238)	$(33,821)
Non-cash items add/(deduct):
Depletion, depreciation and amortization	126,878	118,518
Impairments	–	86,906
Change in fair value of derivative instruments	34,054	21,824
Deferred tax expense/(recovery)	6,148	(11,081)
Foreign exchange loss/(gain) on U.S. dollar debt and working capital	4,320	(2,365)
Accretion expense	3,509	3,453
Equity based compensation – Stock Option Plan	2,527	2,992
Amortization of debt transaction costs	615	380
Asset disposition gain	(217)	(24,100)

Funds Flow	$172,596	$162,706
Decommissioning expenditures	(3,378)	(7,298)
Changes in non-cash operating working capital	(7,987)	(86,427)

Cash flow from operating activities	$161,231	$68,981

Financing Activities
Issuance of shares	$21	$343,898
Cash dividends	(43,679)	(105,995)
Change in bank debt	55,419	(229)
Changes in non-cash financing working capital	70	2,755

Cash flow from financing activities	$11,831	$240,429

Investing Activities
Capital expenditures	$(174,373)	$(319,570)
Property and land acquisitions	(3,967)	(33,020)
Property dispositions	1,331	22,611
Sale of equity investments	1,883	–
Changes in non-cash investing working capital	10,723	14,712

Cash flow from investing activities	$(164,403)	$(315,267)

Effect of exchange rate changes on cash	$(1,306)	$1,681

Change in cash	$7,353	$(4,176)
Cash, beginning of year	5,200	5,629

Cash, end of period	$12,553	$1,453

Supplementary Cash Flow Information
Cash income taxes paid/(received)	$(5,246)	$14,438
Cash interest paid	$2,874	$3,163

See accompanying notes to the Condensed Consolidated Financial Statements

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Notes

Notes to Consolidated Financial Statements
 (unaudited)

1. REPORTING ENTITY

These interim condensed consolidated financial statements ("interim Consolidated Financial Statements") and notes present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 9, 2013.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the three months ended March 31, 2013, and the 2012 comparative periods. These interim Consolidated Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting" and do not include all the necessary annual disclosures as prescribed by IFRS. These interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2012. There have been no changes to the use of estimates or judgments since December 31, 2012.

3. SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2013, Enerplus adopted the following new accounting standards that were issued by the IASB. The adoption of these standards did not have a material impact on Enerplus' interim Consolidated Financial Statements.

•
IFRS 7 Financial Instruments Disclosures

•
IFRS 10 Consolidated Financial Statements

•
IFRS 11 Joint Arrangements.

•
IFRS 12 Disclosure of Interests in Other Entities

•
IFRS 13 Fair Value Measurement

•
IAS 27 Consolidation and Separate Financial Statements

•
IAS 28 Investments in Joint Ventures

4. EXPLORATION AND EVALUATION ("E&E ASSETS")

Carrying value ($ thousands)	E&E assets

As at December 31, 2012	$773,820
Capital spending and acquisitions	28,700
Transfers to Property, Plant and Equipment	(11,863)
Foreign currency translation adjustment	9,645

As at March 31, 2013	$800,302

As at March 31, 2013 the E&E asset balance of $800,302,000 (December 31, 2012 – $773,820,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

24      ENERPLUS      2013 Q1 REPORT

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Carrying value before accumulated depletion and depreciation ($ thousands)	Developed and Producing ("D&P assets")	Office and other	Total

As at December 31, 2012	$6,684,154	$82,588	$6,766,742
Capital spending and acquisitions	148,211	1,424	149,635
Transfers from E&E assets	11,863	–	11,863
Change in decommissioning costs (Note 9)	13,690	–	13,690
Dispositions	(1,346)	–	(1,346)
Foreign currency translation adjustment	51,457	219	51,676

As at March 31, 2013	$6,908,029	$84,231	$6,992,260

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at December 31, 2012	$2,463,903	$60,392	$2,524,295
Depletion and Depreciation	125,265	1,613	126,878
Foreign currency translation adjustment	7,663	74	7,737

As at March 31, 2013	$2,596,831	$62,079	$2,658,910

Net carrying value	D&P assets	Office and other	Total

As at December 31, 2012	$4,220,251	$22,196	$4,242,447

As at March 31, 2013	$4,311,198	$22,152	$4,333,350

6. IMPAIRMENT

	Three months ended March 31
($ thousands)	2013	2012

D&P assets	$–	$86,906

Impairment expense	$–	$86,906

7. OTHER ASSETS

Other assets of $11,575,000 (December 31, 2012 – $11,687,000) represent Enerplus' marketable securities portfolio. During the three months ended March 31, 2013 Enerplus sold certain marketable securities for proceeds of $1,883,000 recognizing a gain of $217,000. In connection with these sales, realized gains of $190,000 net of tax ($217,000 before tax) were reclassified from accumulated other comprehensive income to net income.

       For the three months ended March 31, 2013 the change in fair value of these investments represented unrealized gains of $1,547,000 net of tax ($1,771,000 before tax). For the three months ended March 31, 2012 the change in fair value of these investments represented unrealized losses of $4,176,000 net of tax ($4,792,000 before tax).

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8. DEBT

($ thousands)	March 31, 2013	December 31, 2012

Current:
Senior notes	$46,514	$45,566

	$46,514	$45,566

Long-term:
Bank credit facility	$314,334	$260,950
Senior notes	777,467	763,049

	$1,091,801	$1,023,999

Total debt	$1,138,315	$1,069,565

Senior Notes

The Company's outstanding senior notes at March 31, 2013 are detailed below:

($ thousands)
Issue Date	Interest Payment	Principal Repayment	Coupon	Original Principal	Remaining Principal	CDN$ Carrying Value

May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	$30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	20,312
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000	360,538
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.37%	CDN$40,000	CDN$40,000	40,000
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.82%	US$40,000	US$40,000	40,624
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000	228,510
Oct 1, 2003	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011	5.46%	US$54,000	US$32,400	32,905
June 19, 2002	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010	6.62%	US$175,000	US$70,000	71,092

Total Carrying Value						$823,981

Current portion						$46,514
Long-term portion						$777,467

26      ENERPLUS      2013 Q1 REPORT

9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $614,140,000 at March 31, 2013 compared to $599,652,000 at December 31, 2012, based on a total undiscounted liability of $748,828,000 and $659,714,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.50% at March 31, 2013 (December 31, 2012 – 2.36%).

($ thousands)	Three months ended March 31, 2013	Year ended December 31, 2012

Decommissioning liability, beginning of year	$599,652	$563,763
Change in estimates	11,901	69,822
Property acquisition and development activity	1,789	5,559

	$13,690	$75,381
Dispositions	–	(33,584)
Decommissioning expenditures	(3,378)	(19,905)
Accretion	3,509	13,522
Foreign currency translation adjustment	667	475

Decommissioning liability, end of period	$614,140	$599,652

10. FINANCE EXPENSE

	Three months ended March 31
($ thousands)	2013	2012

Realized:
Interest on bank debt and senior notes	$14,184	$10,848
Unrealized:
Cross currency interest rate swap (gain)/loss	333	1,449
Interest rate swap (gain)/loss	(265)	(332)
Debt transaction cost amortization	615	380
Accretion of decommissioning liability	3,509	3,453

Finance expense	$18,376	$15,798

11. FOREIGN EXCHANGE

	Three months ended March 31
($ thousands)	2013	2012

Realized:
Foreign exchange (gain)/loss	$2,732	$(5,280)
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	4,320	(2,365)
Cross currency interest rate swap (gain)/loss	(1,012)	2,061
Foreign exchange swaps (gain)/loss	(1,688)	264

Foreign exchange (gain)/loss	$4,352	$(5,320)

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12. INCOME TAXES

	Three months ended March 31
($ thousands)	2013	2012

Current tax expense/(recovery)
Canada	$4	$(633)
U.S.	1,303	1,336

Total current tax expense/(recovery)	$1,307	$703
Deferred tax expense/(recovery)	6,148	(11,081)

Total income tax expense/(recovery)	$7,455	$(10,378)

13. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Three months ended March 31		Year ended December 31

	2013		2012

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	198,684	$3,818,043	181,159	$3,442,364
Issued for cash:
Public offerings	–	–	14,709	330,618
Dividend reinvestment plan	–	–	955	19,150
Stock option plan	1	21	68	1,180
Non-cash:
Stock dividend program	778	10,106	1,793	23,612
Stock option plan	–	2	–	1,119

Balance, end of period	199,463	$3,828,172	198,684	$3,818,043

(b) Dividends

	Three months ended March 31
($ thousands)	2013	2012

Cash dividends	$43,679	$105,995
Stock dividends	10,106	–

Dividends to shareholders	$53,785	$105,995

(c) Equity based compensation

	Three months ended March 31
($ thousands)	2013	2012

Cash:
Long term incentive plans expense	$5,518	$1,583
Non-Cash:
Stock option plan expense	2,527	2,992
Equity total return swap gain	(1,515)	–

Equity based compensation expense	$6,530	$4,575

28      ENERPLUS      2013 Q1 REPORT

(i) Long-Term Incentive Plans

Enerplus' long-term incentive plans include its PSU, RSU and DSU plans. For the three months ended March 31, 2013 the Company recorded cash compensation costs of $5,518,000 (March 31, 2012 – $1,584,000) for these plans which was included in equity based compensation. At March 31, 2013 the long-term incentive plans had a liability balance of $13,281,000 (December 31, 2012 – $13,316,000) which is included in accounts payable on the Consolidated Balance Sheets.

       The following table summarizes the PSU, RSU and DSU activity for the three months ended March 31, 2013:

(thousands of units)	PSUs	RSUs	DSUs

Units outstanding:
Beginning of year	605	963	35
Granted	344	425	78
Vested	–	(378)	–
Forfeited	(12)	(35)	–

End of period	937	975	113

(ii) Stock Option Plan

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	March 31, 2013	December 31, 2012

Dividend yield(1)	8.0%	8.2%
Volatility(1)	27.80%	28.35%
Risk-free interest rate	1.50%	1.35%
Forfeiture rate	10.0%	10.0%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted during the three months ended March 31, 2013 was $1.29 (March 31, 2012 – $2.54). At March 31, 2013, 4,803,000 options were exercisable at a weighted average exercise price of $25.77 resulting in an aggregate intrinsic value of $134,000 (March 31, 2012 – $4,017,000). These options have a weighted average remaining contractual term of 4.3 years.

       For the three months ended March 31, 2013, a total of 1,000 options were exercised at a weighted average exercise price of $14.14. The weighted average share price during the period was $13.74.

ENERPLUS      2013 Q1 REPORT      29

       For the three months ended March 31, 2013, Enerplus expensed a total of $2,527,000 related to its stock option plan. The total unamortized fair value of outstanding options of $10,649,000 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Three months ended March 31, 2013		Year ended December 31, 2012
	Number of Options (000's )	Weighted Average Exercise Price(1)	Number of Options (000's )	Weighted Average Exercise Price(1)

Options outstanding:
Beginning of year	10,768	$22.11	5,098	$29.41
Granted	5,802	13.96	7,313	19.00
Exercised	(1)	14.14	(68)	17.35
Forfeited	(265)	22.17	(1,056)	24.92
Expired	–	–	(519)	44.67

End of period	16,304	$19.21	10,768	$22.11

Options exercisable at the end of period	4,803	$25.77	2,558	$27.20

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

       The following tables summarize the Contributed Surplus activity for the three months ended March 31, 2013 and the ending balances as at March 31, 2013:

($ thousands)	Three months ended March 31, 2013	Year ended December 31, 2012

Balance, beginning of year	$36,088	$26,910
Stock Option Plan – exercised	(2)	(1,119)
Stock Option Plan – expensed	2,527	10,297

Balance, end of period	$38,613	$36,088

($ thousands)	March 31, 2013	December 31, 2012

Cancelled shares	$3,795	$3,795
Stock Option Plan	34,818	32,293

Balance, end of period	$38,613	$36,088

(d) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined based on the following:

	Three months ended March 31
(thousands of shares)	2013	2012

Weighted average shares	199,031	189,844
Dilutive impact of options(1)	–	–

Diluted shares	199,031	189,844

(1)
For the three months ended March 31, 2013 and March 31, 2012 options are anti-dilutive as their conversion to shares would not increase the loss per share.

30      ENERPLUS      2013 Q1 REPORT

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at March 31, 2013 and December 31, 2012 due to their short term nature. At March 31, 2013 the combined fair values of Enerplus' senior notes was $916,957,000 and the carrying amount was $823,981,000 (December 31, 2012 – fair value of $896,871,000 and carrying value of $808,615,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

       The following table summarizes the fair value as at March 31, 2013 and change in fair value for the three months ended March 31, 2013.

Deferred financial assets/(liabilities)	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity	Equity		Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps	Swaps		Oil		Gas		Total

Beginning of period	$(478)	$(34,162)	$7,589		$(853)	$412		$50,672		$3,349		$26,529
Change in fair value gain/(loss)	265 (1)	680 (2)	1,688	(3)	409 (4)	1,515	(5)	(29,577	)(6)	(9,034	)(6)	(34,054)

End of period	$(213)	$(33,482)	$9,277		$(444)	$1,927		$21,095		$(5,685)		$(7,525)

Balance Sheet Classification:
Current assets	$–	$1,299	$50		$–	$352		$30,111		$383		$32,195
Non-current assets	–	257	9,227		–	1,575		–		–		11,059
Current liabilities	(213)	(17,930)	–		(444)	–		(9,016)		(6,068)		(33,671)
Non-current liabilities	–	(17,108)	–		–	–		–		–		(17,108)

Total	$(213)	$(33,482)	$9,277		$(444)	$1,927		$21,095		$(5,685)		$(7,525)

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $1,012) and finance expense (loss of $333).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in equity based compensation.
(6)
Recorded in commodity derivative instruments (see below).

       The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended March 31
($ thousands)	2013	2012

Change in fair value gain/(loss)	$(38,611)	$(17,026)
Net realized cash gain/(loss)	11,556	(10,628)

Commodity derivative instruments gain/(loss)	$(27,055)	$(27,654)

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(c) Price Risk Management

Enerplus manages a portion of price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate subject to a maximum of 80% of forecasted production volumes net of royalties.

       The following tables summarize Enerplus' price risk management positions at April 24, 2013:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Apr 1, 2013 – Dec 31, 2013
WTI Swap	19,000	100.44
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Apr 1, 2013 – Apr 30, 2013
WCS – WTI Differential Swap	500	(24.50)
May 1, 2013 – Dec 31, 2013
WCS – WTI Differential Swap	2,000	(21.56)
Jul 1, 2013 – Dec 31, 2013
MSW – WTI Differential Swap	500	(5.90)
Jan 1, 2014 – Dec 31, 2014
WTI Swap	4,500	92.60

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Apr 1, 2013 – Jun 30, 2013
AECO Swap	28.4	3.54
AECO Purchased Put	22.7	3.17
Jul 1, 2013 – Dec 31, 2013
AECO Swap	28.4	3.61
AECO Purchased Put	22.7	3.17
Apr 1, 2013 – Jun 30, 2013
NYMEX Swap	15.0		3.45
Jul 1, 2013 – Dec 31, 2013
NYMEX Swap	15.0		3.85
Jan 1, 2014 – Dec 31, 2014
NYMEX Swap	50.0		4.17

32      ENERPLUS      2013 Q1 REPORT

Physical Natural Gas contracts:

Instrument Type	MMcf/day	CDN$/Mcf

Apr 1, 2013 – Oct 31, 2013
Fixed Price	10.0	2.91
Apr 1, 2013 – Dec 31, 2013
Fixed Price	12.8	3.08
Apr 1, 2013 – Dec 31, 2013
AECO-NYMEX Basis	29.4	(0.67)
Jan 1, 2014 – Oct 31, 2014
AECO-NYMEX Basis	48.5	(0.69)
Jan 1, 2014 – Oct 31, 2014
Fixed Price	5.0	3.53

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh

Apr 1, 2013 – Dec 31, 2013
AESO Power Swap(1)	12.0	63.81
Jan 1, 2014 – Dec 31, 2014
AESO Power Swap(1)	12.0	53.69
Jan 1, 2015 – Dec 31, 2015
AESO Power Swap(1)	6.0	50.38

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

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